FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. LAUNCHES MODIFIED
DUTCH AUCTION TENDER OFFER TO REPURCHASE
UP TO US$800,000 OF ITS COMMON SHARES
AT A CASH PURCHASE PRICE NOT GREATER THAN US$5.00 PER SHARE
NOR LESS THAN US$4.10 PER SHARE

Vancouver, Canada, May 18, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announced the commencement of its previously announced modified “Dutch auction” tender offer to repurchase up to US$800,000 of its common shares at a price per share not less than US$4.10 and not greater than US$5.00 (in increments of US$0.10) . The tender offer will expire at 5:00 p.m., New York City time, on Monday, June 18, 2012, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

A modified “Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase US$800,000 of its common shares, or such lesser number of shares that are properly tendered. The Company also reserves the right to purchase up to an additional 2% of its common shares outstanding without amending or extending the tender offer. All shares accepted for payment will be purchased at the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. If, based on the final purchase price determined in the tender offer, more than US$800,000 in value of common shares are properly tendered and not properly withdrawn, then the Company will purchase shares tendered at or below the per share purchase price on a pro rata basis as specified in the offer to purchase. Shareholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer.

The Company’s directors and executive officers and entities associated with them will not tender any of their common shares in the tender offer.

The tender offer will be funded through available cash. All shares purchased by the Company in the tender offer will be cancelled. The Company has determined to commence the tender offer in order to provide liquidity to shareholders by permitting them the opportunity to tender shares of the Company’s common shares for cash in accordance with the terms of the offer to purchase.

Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the offer to purchase and related materials mailed to shareholders beginning on May 18, 2012. D.F. King & Co., Inc. will serve as information agent for the tender offer and Computershare Investor Services, Inc. will serve as the depositary for the tender offer.

The tender offer is not contingent upon any minimum number of common shares being tendered. The tender offer is subject to a number of other terms and conditions that are specified in the offer to purchase. Neither Leading Brands, Inc., its Board of Directors, the information agent nor the depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer or as to the purchase price or prices at which to tender them. Shareholders must decide how many shares they will tender, if any. Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders will also be able to access the offer to purchase and other related documents filed with securities regulatory authorities in British Columbia on the SEDAR website (http://www.sedar.com). Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Company’s website: www.Lbix.com. We recommend that shareholders carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call the information agent at (800) 714-3312.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common shares. The solicitation and offer to buy the Company’s common shares will only be made pursuant to the offer to purchase and related materials that the Company will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TrueBlack™ Blackberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Better Ingredients | Better Brands™

©2012 Leading Brands, Inc.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including those regarding the expected timing of the tender offer described in this press release. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

This news release is available at www.LBIX.com